Exhibit 99.1

AEGON reports solid business performance and strong capital position

o	Strong capital position with excess capital of over EUR 0.8 billion

o	Solid underlying earnings in turbulent financial markets, down 2% at constant currency

o	Continued growth of life sales and deposits results in 2% increase in VNB at constant currency

o	US credit impairments of EUR 57 million pre-tax reflect the high quality of AEGON’s investment portfolio

o	Interim dividend unchanged at EUR 0.30 per share

AEGON’s CEO Alex Wynaendts stated: “AEGON’s capital position and cash flows continue to be strong despite the ongoing turbulence in financial markets. In this environment, AEGON’s businesses performed well with solid underlying earnings and growth in both sales and deposits. We are pleased by the continued confidence of our customers. In the US, we achieved especially strong fixed annuities deposits, a six-fold increase over the comparable period. In the Netherlands new life sales were up significantly and our business in the United Kingdom achieved strong sales growth across most lines of business. These developments led to a further increase in AEGON’s value of new business and continued profitable growth. Clearly, the weakening of the dollar and British pound had a considerable impact on our reported results. Net income was affected by losses on investments as well as an increase in credit impairments, which are trending towards our long-term pricing assumptions. The recently completed EUR 315 million securitization of a block of AEGON’s UK business has increased our capital efficiency, one of our key strategic priorities. Also as part of our growth strategy, we continued our expansion in the emerging markets of Central and Eastern Europe and Asia. We remain confident in AEGON’s position and in our ability to grow our business profitably while achieving greater capital efficiency.”

KEY PERFORMANCE INDICATORS

amounts in EUR millions (except per share data)	Notes	Q2 2008	Q2 2007%		At constant currency %	Ytd 2008	Ytd 2007%		At constant currency %
	1
Underlying earnings before tax	2	596	679	(12)	(2)	1,254	1,281	(2)	9

Net income	3	276	655	(58)	(52)	429	1,362	(69)	(64)

New life sales	4	729	802	(9)	3	1,415	1,627	(13)	(3)

Total deposits	5	9,131	9,902	(8)	5	17,767	22,878	(22)	(12)

Value of new business (VNB)		212	235	(10)	2	398	467	(15)	(5)

Return on equity	6	11.2%	12.6%	(11)		12.2%	11.6%	5

For notes see page 26

Media relations	Press conference	Website	20080807
+ 31 70 344 8344	9:00 am CET	www.aegon.com

Investor relations	Analyst & Investor meeting	Financial supplement
+ 31 70 344 8305 + 1 877 548 9668 – toll free USA only	5:00 pm CET	AEGON’s Q2 2008 financial supplement is available on
	Live interview CEO:	AEGON’s website
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Strategic developments

‘Unlocking the global potential’

In June 2008, AEGON introduced additional financial performance targets, alongside the Group’s value of new business (VNB) target, as part of an ambitious strategy to ensure sustainable profitable growth in the coming years:

o	Grow VNB to EUR 1.25 billion by 2010.

o	Average net underlying earnings growth of at least 10% per annum to 2012 from a 2007 base of EUR 2,033 million (at 2007 constant currency).

o	Return on equity of at least 14% by 2010 and at least 15% by 2012 compared with 12% in 2007.

In order to achieve these targets AEGON has set out three strategic priorities:

o	to reallocate capital toward businesses with higher growth and return prospects,

o	to improve growth and returns from existing businesses, and

o	to manage AEGON as an international Group.

It is AEGON’s ambition to be a global leader, helping customers around the world secure their financial futures and ensuring sustainable profitable growth.

AEGON is executing its strategy and has launched several initiatives that underpin the Group’s commitment to achieve its targets:

o	In July, AEGON released EUR 315 million of capital through an innovative securitization. The securitization supports each of the Group’s three strategic priorities. This transaction added EUR 315 million of core capital and enhanced the Group’s financial flexibility. The transaction also improved the return on capital deployed in the United Kingdom. To have executed this deal in the current difficult market conditions is clear evidence of continued trust in AEGON’s capital position.

o	AEGON merged its pension fund management company PTE AEGON with BRE Bank’s PTE Skarbiec-Emerytura, positioning AEGON as Poland’s fifth largest pension fund manager with a market share of approximately 6%.

o	AEGON strengthened its position in the rapidly developing pension market in Central & Eastern Europe (CEE) with the merger of the AEGON Hungary Pension Fund with UNIQA and Public Service Pension Fund. As a result of the merger, AEGON is now the second largest pension provider in Hungary.

o	In early July, AEGON finalized its acquisition of Turkish life and pension company Ankara Emeklilik. Turkey has a low life insurance penetration and the country’s private pensions market has significant growth potential.

Following the pension fund mergers in Poland and Hungary, AEGON has now 2 million pension fund members in the CEE region. It is AEGON’s ambition to have 2.3 million pension fund members in CEE by 2010.

o	The joint venture with Caja de Ahorros de Santander y Cantabria in Spain began operations during the quarter.

o	In July, AEGON began selling life insurance policies in India with its partner Religare.

o	AEGON established a new asset management joint venture in China, AEGON Industrial Fund Management Company. AEGON IFMC is a Chinese mutual fund manager with approximately EUR 3 billion in assets under management.

Value of new business

VNB increased 2% at constant currency, driven by strong growth in the Americas and the United Kingdom. However, due to the weakening of the US dollar and the British pound, the reported VNB declined to EUR 212 million.

AEGON’s internal rate of return remained fairly stable at 18% as the Group continued to focus on writing profitable new business.

Return on equity

AEGON has been able to make progress on its return on equity target, by increasing its RoE from 12.0% for the full year 2007 to 12.2% in the first half of 2008.

Underlying earnings growth

At constant currency, AEGON was able to grow underlying earnings by 9% in the first half of 2008.

Local knowledge. Global power.	Page 2 of 35

Financial highlights

FINANCIAL OVERVIEW

EUR millions	Notes	Q2 2008	Q2 2007%		At constant currency %	Ytd 2008	Ytd 2007%		At constant currency %
	1
Underlying earnings before tax by line of business
Life and protection		252	329	(23)	(14)	504	589	(14)	(5)
Individual savings and retirement products		115	155	(26)	(14)	231	280	(18)	(5)
Pensions and asset management		129	119	8	17	250	251	(0)	8
Institutional products		99	67	48	72	207	154	34	55
Life reinsurance		0	23	N.M.	N.M.	43	59	(27)	(19)
Distribution		8	9	(11)	(20)	17	19	(11)	(16)
General insurance		20	14	43	36	37	17	118	119
Interest charges and other		(38)	(47)	(19)	(10)	(55)	(105)	(48)	(44)
Share in net results of associates		11	10	10	14	20	17	18	23

Underlying earnings before tax		596	679	(12)	(2)	1,254	1,281	(2)	9

Over / (under) performance of fair value items		62	63	(2)	10	(254)	102	N.M.	N.M.

Operating earnings before tax		658	742	(11)	(1)	1,000	1,383	(28)	(19)

Operating earnings before tax by line of business
Life and protection		266	348	(24)	(14)	498	610	(18)	(9)
Individual savings and retirement products		139	163	(15)	(5)	81	299	(73)	(66)
Pensions and asset management		109	117	(7)	2	196	263	(25)	(18)
Institutional products		155	88	76	100	100	188	(47)	(39)
Life reinsurance		3	39	(92)	(88)	34	75	(55)	(47)
Distribution		8	9	(11)	(20)	17	19	(11)	(16)
General insurance		20	15	33	36	37	17	118	119
Interest charges and other		(53)	(47)	13	21	17	(105)	N.M.	N.M.
Share in net results of associates		11	10	10	14	20	17	18	23

Operating earnings before tax		658	742	(11)	(1)	1,000	1,383	(28)	(19)

Gains/(losses) on investments		(226)	(90)	(151)	(165)	(265)	193	N.M.	N.M.
Impairment charges		(98)	(4)	N.M.	N.M.	(130)	3	N.M.	N.M.
Other income/(charges)		9	39	(77)	(78)	(45)	54	N.M.	N.M.

Income before tax		343	687	(50)	(43)	560	1,633	(66)	(60)
Income tax		(67)	(32)	109	160	(131)	(271)	(52)	(42)

Net income		276	655	(58)	(52)	429	1,362	(69)	(64)

Net underlying earnings		437	532	(18)	(8)	940	986	(5)	6
Net operating earnings		490	570	(14)	(4)	757	1,054	(28)	(20)

Underlying earnings geographically
Americas		441	504	(13)	2	919	982	(6)	8
The Netherlands		116	115	1	1	229	202	13	13
United Kingdom		48	71	(32)	(21)	93	137	(32)	(22)
Other countries		29	36	(19)	(22)	68	65	5	4
Holding and other		(38)	(47)	(19)	(10)	(55)	(105)	(48)	(44)

Underlying earnings before tax		596	679	(12)	(2)	1,254	1,281	(2)	9
Operating earnings geographically
Americas		541	574	(6)	8	645	1,079	(40)	(31)
The Netherlands		93	108	(14)	(14)	177	207	(14)	(14)
United Kingdom		48	71	(32)	(21)	93	137	(32)	(22)
Other countries		29	36	(19)	(22)	68	65	5	4
Holding and other		(53)	(47)	13	21	17	(105)	N.M.	N.M.

Operating earnings before tax		658	742	(11)	(1)	1,000	1,383	(28)	(19)

Commissions and expenses		1,515	1,532	(1)	10	2,931	3,047	(4)	6
of which operating expenses		772	799	(3)	7	1,555	1,594	(2)	7

Local knowledge. Global power.	Page 3 of 35

Operational highlights

Overview

AEGON’s businesses delivered a solid underlying performance in the second quarter of 2008. Reported results were significantly impacted by the strengthening of the euro against both the US dollar and the British pound. Underlying earnings, which exclude the effect of market fluctuations on certain fair value items, were down 2% on a constant currency basis (down 12% in euros), compared with a strong second quarter in 2007. The positive earnings contribution of underlying growth in AEGON’s businesses and more favorable investment spreads in the Americas were offset by the negative impact of lower equity and bond markets on earnings from fee generating businesses.

The fair value movements of certain investment classes in the Netherlands and the Americas, as well as a number of products containing financial guarantees, the so called fair value items, outperformed their long-term expected returns in the second quarter of 2008 driven by lower credit spreads and favorable alternative investment returns in the Americas.

Net income was down to EUR 276 million due to lower gains on investments and higher impairments.

Underlying earnings before tax

Underlying earnings before tax decreased by 2% at constant currency and by 12% in euros. The 2% increase in earnings in the Americas (in USD) was the result of business growth, higher institutional spread income partly offset by lower equity markets, a life reinsurance reserve strengthening of USD 49 million and favorable payout mortality in 2007.

In the Netherlands, earnings were positively impacted by a one-off release of accruals, partly offset by a lower investment performance. The United Kingdom reported a decrease in its underlying earnings, due primarily to the impact of lower asset values on fund-related fees and higher expenses related to business investments. The decline in earnings from Other countries is a reflection of investments in the life and pension businesses in Central & Eastern Europe, lower technical results in Taiwan and a lower contribution from AEGON’s partnership with La Mondiale in France. The first time inclusion of the Group’s Chinese asset management joint venture had a positive impact on earnings, as did the joint ventures with Spanish savings banks.

Operating earnings before tax

Operating earnings before tax decreased by 1% on a constant currency basis (or 11% in euro) to EUR 658 million. The quarter showed a partial reversal of the unprecedented widening in credit spreads seen in the first quarter of 2008. This had a positive impact on the market value of AEGON’s EUR 4.2 billion synthetic CDO (collateralized debt obligation) program and other credit-related financial instruments. AEGON’s alternative asset portfolio in the Americas outperformed long-term expectations during the quarter. Private equity investments in the Netherlands, however, underperformed long-term expectations.

Net income

Net income was down at EUR 276 million, the result of primarily currency movements, lower gains on investments in the Americas and the Netherlands, and an increase in impairments. Losses on investments were the result of normal bond trading activity in the Americas. In the Netherlands the positive movement in the market value of real estate and realized gains from shares were more than offset by realized losses on bonds and fair value movements on derivatives.

Net impairments totaled EUR 98 million pre tax in the second quarter of 2008. EUR 57 million is related to AEGON’s US credit portfolio (7 bps), including a first time impairment on subprime mortgage assets of EUR 41 million. Another EUR 26 million relates to the impairment of a US equity investment and a further EUR 15 million to other impairments.

Commissions and expenses

Commissions and expenses declined 1% in the second quarter of 2008. Operating expenses were 3% lower, due to the recent strengthening of the euro. At constant currency, operating expenses increased 7%, due to further investments in the business.

Local knowledge. Global power.	Page 4 of 35

SALES

EUR millions	Notes	Q2 2008	Q2 2007%		At constant currency %	Ytd 2008	Ytd 2007%		At constant currency %
New life sales
Life single premiums		2,880	3,298	(13)	(1)	5,637	7,173	(21)	(12)
Life recurring premiums annualized		441	472	(7)	6	851	910	(6)	5

Total recurring plus 1/10 single		729	802	(9)	3	1,415	1,627	(13)	(3)

New premium production accident and health insurance		141	160	(12)	2	307	336	(9)	5
New premium production general insurance		16	13	23	32	32	25	28	31

Gross deposits (on and off balance) by line of business
Fixed annuities		875	156	N.M.	N.M.	1,181	349	N.M.	N.M.
Variable annuities		717	741	(3)	11	1,402	1,424	(2)	12
Saving deposits		688	728	(5)	(5)	1,336	1,297	3	3
Retail mutual funds		908	554	64	83	1,472	1,138	29	45
Pensions and asset management		2,461	2,924	(16)	(4)	5,644	6,085	(7)	6
Institutional guaranteed products		3,481	4,799	(27)	(16)	6,730	12,585	(47)	(38)
Life reinsurance		1	0	N.M.	N.M.	2	0	N.M.	N.M.

Total gross deposits		9,131	9,902	(8)	5	17,767	22,878	(22)	(12)

Net deposits (on and off balance) by line of business
Fixed annuities		(24)	(1,334)	98	98	(819)	(2,650)	69	64
Variable annuities		(102)	(141)	28	16	(254)	(316)	20	10
Saving deposits		114	180	(37)	(37)	42	115	(63)	(63)
Retail mutual funds		416	198	110	138	587	390	51	71
Pensions and asset management		180	1,020	(82)	(81)	1,350	756	79	100
Institutional guaranteed products		401	(605)	N.M.	N.M.	(794)	1,341	N.M.	N.M.
Life reinsurance		(14)	0	N.M.	N.M.	(29)	0	N.M.	N.M.

Total net deposits		971	(682)	N.M.	N.M.	83	(364)	N.M.	N.M.

REVENUE GENERATING INVESTMENTS
		At June 30 2008	At Mar. 31 2008%
Revenue generating investments (total)	7	344,200	339,833	1
Investments general account		126,613	125,359	1
Investments for account of policyholders		125,460	126,273	(1)
Off balance sheet investments third parties		92,127	88,201	4

Sales

New life sales increased by 3% at constant currency. Due to currency movements, new life sales declined to EUR 729 million. Sales of group pensions and annuities in the Netherlands showed strong growth. Sales in the United Kingdom were up significantly across most lines of business while retail life sales in the Americas also continued to grow. However, sales of both life reinsurance and bank- and corporate-owned life insurance in the Americas were lower. Unit-linked sales in CEE were impacted by equity market volatility while life sales in Taiwan decreased because of a shift in sales from life products to variable annuity deposits.

Deposits

Total gross deposits increased by 5% at constant currency. Due to currency movements, gross deposits declined to EUR 9.1 billion. In the Americas, fixed annuities sales had their most successful quarter since 2003, benefiting from a steepening of the yield curve, a new distribution relationship and demand from customers for guaranteed, stable return products.

Variable annuity deposits increased primarily as a result of continued strong sales through broker/dealers, fee planners and banks as well as the inclusion of Merrill Lynch’s life insurance companies.

Net deposits were positive in the second quarter of 2008, mainly the result of the large increase in fixed annuities sales as well as the decline in the decrement rate of fixed annuities. Higher net inflows in the Americas in mutual funds and institutional fee-based business contributed to the increase in net deposits as well. Retail mutual funds in the Americas continued to experience positive net inflows despite negative market sentiment, a result of the successful development of a dedicated wholesaling organization.

Asia showed a strong increase in total gross deposits as well as net deposits, a result of the inclusion of AEGON’s new asset management joint venture in China, and successful variable annuity sales in Taiwan.

Local knowledge. Global power.	Page 5 of 35

AEGON’s investment portfolio

During the second quarter, higher interest rates partly offset by narrowing credit spreads led to a further decrease in revaluation of fixed income assets. Most of the bonds in AEGON’s portfolio are classified as ‘available for sale’. Under IFRS any changes in the fair value of such assets are reflected in the revaluation reserve as part of the Group’s shareholders’ equity. Since the end of the first quarter 2008, AEGON’s revaluation reserve has declined by EUR 933 million primarily as a consequence of higher interest rates. Under IFRS, the related benefit of higher interest rates on the value of liabilities is not reported. AEGON has limited direct equity exposure in its investment portfolio, reflected in a positive revaluation of EUR 10 million related to equities.

Unlike impairments, revaluations have no impact on the Group’s earnings. Fixed income assets are impaired if AEGON decides to sell at a loss or otherwise does not expect to receive full principal and interest on a particular investment. AEGON is a long-term investor and generally intends to retain large parts of its portfolio until maturity. Moreover, as a result of the Group’s effective asset and liability management, AEGON has ample liquidity in its investment portfolio and does not expect to be a forced seller of assets. In the Americas, the realized losses in second quarter earnings reflect normal trading activity in its bond portfolio.

AEGON’s credit risks are concentrated primarily in the United States. Over the last few years, the Group has structured its US investment portfolio defensively to weather a stressed credit environment. As a result, net impairments on credit investments totaled just EUR 57 million in the second quarter, reflection of the continued high quality of the Group’s investment portfolio.

Impairments include EUR 41 million in AEGON’s US subprime mortgage portfolio of EUR 2.5 billion. However, the credit risk is concentrated primarily in a certain segment, floating rate subprime assets, with over 72% rated AAA and AA. At the end of June, these investments, totaling EUR 1.0 billion, showed an unrealized net loss of EUR 388 million. While there is clearly a risk of future impairments in this area, should the markets continue to decline, AEGON believes its exposure is of manageable size.

Revenue generating investments

Revenue generating investments totaled EUR 344 billion at the end of June 2008, up 1% from March 2008.

Capital management

At the end of June, shareholders’ equity totaled EUR 11.6 billion, a decrease of EUR 1 billion compared with the end of March 2008. AEGON’s revaluation reserve declined by EUR 933 million to minus EUR 2,959 million. Foreign currency translation effects had a positive impact of EUR 118 million. The positive impact of net income (EUR 276 million), however, was more than offset by paid coupons on perpetuals (EUR 45 million) and dividends on common and preferred shares of EUR 290 million and EUR 112 million respectively.

AEGON applies leverage tolerances to its capital base, which reflects the capital employed in its core activities. This capital base consists of three elements: shareholders’ equity, perpetual capital securities and subordinated and senior debt. AEGON aims to ensure that shareholders’ equity accounts for at least 70% of its overall capital base, perpetual capital securities 25% and subordinated and senior debt a maximum of 5%. AEGON manages its economic exposure to currency revaluations in its capital base. AEGON has raised the majority of its perpetual capital securities denominated in US dollars. These securities are part of Group equity and, as a result, are carried in the balance sheet at the original EUR/USD exchange rate. At the end of June 2008, shareholders’ equity excluding the revaluation reserve represented 74% of AEGON’s total capital base. Group equity, which includes other equity instruments (such as perpetual capital securities) and minority interests, represented 95% of total capital 8,9).

AEGON is maintaining its dividend policy and will continue to offer attractive dividends, depending on cash flows and capital position.

During the second quarter, AEGON’s capital position and cash flows remained strong, despite continued turmoil in the financial markets. The total 2008 dividend will be determined in March 2009 in line with AEGON’s existing dividend policy.

Local knowledge. Global power.	Page 6 of 35

AEGON’s capital position remained strong, with EUR 1.8 billion of financial flexibility, which includes excess capital of over EUR 0.8 billion plus leverage capacity. The financial flexibility excludes the recent securitization of EUR 315 million and capacity for further securitizations. Excess capital is available capital minus required capital.

Cash flows from AEGON’s businesses remained strong as well, with the cash flows to the holding company being affected by the continued strength of the euro against the US dollar over the past years.

AEGON believes it can execute its strategy with its current strong capital position and cash flow generation. In addition, AEGON will use securitizations, such as the recently announced EUR 315 million securitization of a book of unit-linked business within the UK operations, to accelerate redeployment of capital as part of its overall strategy.

Interim dividend

The 2008 interim dividend amounts to EUR 0.30. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. AEGON intends to neutralize the dilutive effect of the stock dividend.

AEGON shares will be quoted ex-dividend on August 8, 2008. The record date is August 12, 2008. The election period for shareholders will run from August 8 up to and including August 29, 2008. The stock fraction will be based on the average share price on Euronext Amsterdam from September 1 through September 5, 2008. The stock dividend ratio will be announced on September 5, 2008 after closing of Euronext Amsterdam. The dividend will be payable as of September 15, 2008.

Local knowledge. Global power.	Page 7 of 35

Appendix I • Americas • The Netherlands • United Kingdom • Other countries

Local knowledge. Global power.	Page 8 of 35

Americas

o	Underlying earnings up 2%, reflecting the resilience of the business

o	Fixed annuity gross deposits reach USD 1.3 billion – best sales quarter since 2003

o	Value of new business up 16% to USD 156 million

o	USD 87 million of credit impairments pre tax, reflecting high quality of investment portfolio

Overview

Global financial market turmoil continued to present challenges for the Americas during the second quarter of 2008. However the fundamentals of the business remain solid with underlying earnings before tax up 2% and higher sales across all retail businesses, namely fixed and variable annuities, mutual funds and life insurance. However, sales of both life reinsurance and bank- and corporate-owned life insurance and institutional guaranteed products were lower.

The total investment portfolio experienced USD 126 million of pre tax impairments of which USD 87 million were credit impairments, including USD 63 million of impairments related to 2006 vintage subprime mortgages. While this is a change from the benign credit environment experienced during the last few years, these results are trending towards our long-term pricing assumptions.

Underlying earnings before tax

o	Life & Protection earnings were in line with the same quarter in 2007. Favorable mortality and lower expenses related to the Kansas City consolidation were offset by unfavorable health claims experience.

o	The 13% decline in Individual Savings & Retirement earnings was driven by strong mortality results and increased earnings from rising equity markets in the second quarter of 2007, offset by additional earnings from Merrill Lynch.

o	Pensions & Asset Management earnings increased 4% on continued positive net flows.

o	Total Institutional grew 74%. The decrease in short-term rates continued to produce strong positive spreads on institutional guaranteed products. BOLI/COLI earnings increased USD 2 million.

o	Life Reinsurance earnings declined to USD 1 million on a one-off reserve strengthening of USD 49 million and unfavorable mortality.

Operating earnings before tax

Operating earnings before tax increased 8% to USD 832 million as earnings on fair value items overperformed. Fair value items include alternative investments, credit related instruments, total return annuities and guarantees on variable annuities like GMWB and Canadian segregated funds. The total overperformance was USD 141 million versus an overperformance of USD 94 million last year. These results were predominately the result of strong alternative asset performance and a partial recovery of mark-to-market adjustments on the credit related instruments.

o	Life & Protection earnings were unchanged as the performance of fair value items while positive, was unfavorable relative to the same period last year.

o	Individual Savings & Retirement declined 3% on the decrease in underlying earnings and partly offset by favorable performance of fair value assets and total return annuities.

o	Pension & Asset Management remained almost unchanged.

o	Institutional earnings increased on strong underlying earnings in addition to over performance of alternative asset strategies and credit related instruments.

o	Life Reinsurance operating earnings declined to USD 7 million as a result of lower underlying earnings and less favorable performance of fair value items.

Net income

Net income of USD 454 million in the second quarter of 2008 was down 14% driven primarily by the increased impairment charges and realized losses, reflecting normal trading activity in our bond portfolio.

Commissions and expenses

Total commissions and expenses increased 10%. Operating expenses increased 5% and commissions increased 10% on higher production.

Local knowledge. Global power.	Page 9 of 35

Sales and deposits

Total new life sales in the Americas were down 7% driven by declines in both the Reinsurance and BOLI/COLI lines of business.

Retail life production was up 5%. Sales of high net worth products continued the positive momentum established during the second half of 2007, with universal life products being the primary driver of growth in that market. This was offset by weak variable universal life sales resulting from the downturn in the equity markets.

Total gross deposits were relatively unchanged as strong fixed annuity and mutual fund sales were offset by declines in the pension and institutional businesses.

Fixed annuity deposits reached USD 1.3 billion, representing the best sales quarter since 2003 benefiting from a steepening of the yield curve, wider credit spreads, a new distribution relationship and demand from customers for guaranteed, stable return products.

Total variable annuity deposits were up 5%. Sales through the bank and broker dealer/fee planner channels were up 33% and 44% respectively. This strong increase was offset by lower sales in Canada and lower sales in the direct and agency channel.

Retail mutual fund deposits increased 28% over the comparable period last year with a dedicated wholesaling organization now firmly in place.

A lack of terminal funding sales contributed to a 9% decline in pension deposits year-over-year. Sales of managed assets were up significantly.

The on-going liquidity disruption and wide credit spreads in the financial markets continued to be challenging with respect to new spread-based institutional sales, which were down 31% over the second quarter of 2007.

Value of new business

VNB for the second quarter of 2008 of USD 156 million was up 16% compared to last year. The increase was primarily driven by strong fixed annuity production, increased life volume and returns, and longer duration, higher margin institutional sales. The internal rate of return of 12.4% was down slightly over the second quarter of 2007.

Please refer to page 25 of this release for further details on AEGON’s VNB.

Revenue generating investments

Total revenue generating investments at the end of June 2008 were stable at USD 318 billion compared to the end of March 2008.

New life sales six months of 2008

VNB first six months of 2008

Local knowledge. Global power.	Page 10 of 35

AMERICAS - EARNINGS

USD millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
	1
Underlying earnings before tax by line of business
Life		214	190	13	373	343	9
Accident and health		94	116	(19)	209	232	(10)

Life and protection		308	306	1	582	575	1
Fixed annuities		105	98	7	200	184	9
Variable annuities		68	96	(29)	138	162	(15)
Retail mutual funds		3	8	(63)	7	12	(42)

Individual savings and retirement products		176	202	(13)	345	358	(4)
Pensions and asset management		50	48	4	95	89	7
Institutional guaranteed products		141	77	83	282	171	65
BOLI/COLI		14	12	17	35	33	6

Institutional products		155	89	74	317	204	55
Life reinsurance		1	32	(97)	66	79	(16)
Share in net results of associates		1	1	0	2	0	N.M.

Underlying earnings before tax		691	678	2	1,407	1,305	8

Over / (under) performance of fair value items		141	94	50	(419)	129	N.M.

Operating earnings before tax		832	772	8	988	1,434	(31)

Operating earnings before tax by line of business
Life		232	209	11	367	364	1
Accident and health		98	122	(20)	207	239	(13)

Life and protection		330	331	(0)	574	603	(5)
Fixed annuities		133	147	(10)	141	245	(42)
Variable annuities		69	57	21	(34)	126	N.M.
Retail mutual funds		3	8	(63)	7	12	(42)

Individual savings and retirement products		205	212	(3)	114	383	(70)
Pensions and asset management		54	56	(4)	92	98	(6)
Institutional guaranteed products		218	108	102	119	218	(45)
BOLI/COLI		17	11	55	34	32	6

Institutional products		235	119	97	153	250	(39)
Life reinsurance		7	53	(87)	53	100	(47)
Share in net results of associates		1	1	0	2	0	N.M.

Operating earnings before tax		832	772	8	988	1,434	(31)

Gains/(losses) on investments		(73)	7	N.M.	(144)	181	N.M.
Impairment charges		(126)	(11)	N.M.	(147)	5	N.M.

Income before tax		633	768	(18)	697	1,620	(57)
Income tax		(179)	(239)	(25)	(282)	(466)	(39)

Net income		454	529	(14)	415	1,154	(64)

Net underlying earnings		502	480	5	1,024	956	7
Net operating earnings		616	541	14	727	1,041	(30)

Commissions and expenses		1,328	1,204	10	2,497	2,396	4
of which operating expenses		555	530	5	1,102	1,062	4

For the amounts in euro see Financial Supplement.

Local knowledge. Global power.	Page 11 of 35

AMERICAS - SALES

USD millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
New life sales
Life single premiums		218	283	(23)	459	933	(51)
Life recurring premiums annualized		240	253	(5)	478	501	(5)

Total recurring plus 1/10 single		262	281	(7)	524	594	(12)

Life		184	175	5	371	347	7
BOLI/COLI		6	17	(65)	20	77	(74)
Life reinsurance		72	89	(19)	133	170	(22)

Total recurring plus 1/10 single		262	281	(7)	524	594	(12)

New premium production accident and health insurance		215	209	3	452	428	6

Gross deposits (on and off balance) by line of business
Fixed annuities		1,349	211	N.M.	1,808	464	N.M.
Variable annuities		1,047	997	5	2,021	1,889	7
Retail mutual funds		886	690	28	1,659	1,431	16
Pensions and asset management		3,130	3,165	(1)	7,382	6,635	11
Institutional guaranteed products		5,433	6,526	(17)	10,303	16,724	(38)
Life reinsurance		1	0	N.M.	3	0	N.M.

Total gross deposits		11,846	11,589	2	23,176	27,143	(15)

Net deposits (on and off balance) by line of business
Fixed annuities		(62)	(1,798)	97	(1,254)	(3,521)	64
Variable annuities		(228)	(192)	(19)	(507)	(423)	(20)
Retail mutual funds		474	223	113	721	468	54
Pensions and asset management		489	1,141	(57)	2,133	1,962	9
Institutional guaranteed products		576	(766)	N.M.	(1,216)	1,782	N.M.
Life reinsurance		(21)	0	N.M.	(44)	0	N.M.

Total net deposits		1,228	(1,392)	N.M.	(167)	268	N.M.

REVENUE GENERATING INVESTMENTS
		At June 30 2008	At Mar. 31 2008%
Revenue generating investments (total)	7	317,728	317,075	0
Investments general account		132,235	132,172	0
Investments for account of policyholders		75,183	76,192	(1)
Off balance sheet investments third parties		110,310	108,711	1

For the amounts in euro see Financial Supplement.

Local knowledge. Global power.	Page 12 of 35

The Netherlands

o	Underlying earnings before tax up 1%

o	Life sales up 28%, driven by strong growth in group pensions and immediate annuities

o	Net income primarily affected by lower gains on investments

Overview

The Netherlands reported an increase in underlying earnings before tax of 1% in the second quarter of 2008 as a release in accruals more than offset a lower investment performance. Private equity investments showed an underperformance, reflected in a decline in operating earnings. Sales were up significantly, driven by both group pensions and immediate annuities.

Underlying earnings before tax

o	Earnings from Life & Protection and Individual Savings both decreased primarily as a result of a lower investment performance.

o	Earnings in Pensions & Asset Management more than doubled to EUR 60 million, primarily the result of a one-time release of accruals.

o	Earnings from Distribution remained stable.

o	General insurance earnings more than doubled as the claim experience improved, which was partly offset by higher expenses. Last year’s quarter was affected by higher catastrophe expenses as a result of storm damages.

Operating earnings before tax

Operating earnings were negatively impacted by an underperformance of private equity investments of EUR 23 million.

Net income

Net income declined to EUR 5 million as higher underlying earnings were offset by losses on investments and negative movements of fair value items and impairments. The positive movement in the market value of real estate and realized gains of shares were more than offset by realized losses on bonds and fair value movements on derivatives.

Commissions and expenses

Commissions and expenses increased by 7% as lower commission expenses were more than offset by higher operating expenses. Commissions paid on life insurance sales declined as a consequence of a shift in business mix and a change in the level and structure of commissions. Operating expenses increased due to higher IT, staff and marketing expenses.

Sales and deposits

Group pension sales were strong and included the sale of one large contract. Renewal rates of pension contracts improved, the result of the efforts to improve quality and efficiency in the business.

Sales of individual life single premium products (annuities) were up significantly as well. Regular premium individual life production was down as commissions paid to agents were lowered. The decline in commissions paid and therefore in sales was in line with market developments and expectations.

Sales in accident & health were down as the market became saturated and the decline in more mature products was partially offset by new innovative products. General insurance remained flat.

Gross deposits were down versus last year, but total net deposits were strong at EUR 182 million.

Value of new business

VNB declined to EUR 11 million. The internal rate of return declined to 10.4%, close to AEGON’s own minimum hurdle rate of 11%.

Please refer to page 25 for more detailed information on VNB.

Revenue generating investments

At the end of June 2008, revenue generating investments totaled EUR 65 billion, down fractionally from March 2008 levels. The decrease is a reflection of lower bond markets.

Local knowledge. Global power.	Page 13 of 35

THE NETHERLANDS - EARNINGS

EUR millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
	1
Underlying earnings before tax by line of business
Life		29	59	(51)	61	87	(30)
Accident and health		4	9	(56)	12	19	(37)

Life and protection		33	68	(51)	73	106	(31)
Saving products		0	6	N.M.	1	11	(91)

Individual savings and retirement products		0	6	N.M.	1	11	(91)
Pensions and asset management		60	29	107	111	71	56
Distribution		8	8	0	19	16	19
General insurance		9	3	200	19	(3)	N.M.
Share in net results of associates		6	1	N.M.	6	1	N.M.

Underlying earnings before tax		116	115	1	229	202	13

Over / (under) performance of fair value items		(23)	(7)	N.M.	(52)	5	N.M.

Operating earnings before tax		93	108	(14)	177	207	(14)

Operating earnings before tax by line of business
Life		29	59	(51)	61	87	(30)
Accident and health		4	9	(56)	12	19	(37)

Life and protection		33	68	(51)	73	106	(31)
Saving products		0	6	N.M.	1	11	(91)

Individual savings and retirement products		0	6	N.M.	1	11	(91)
Pensions and asset management		37	22	68	59	76	(22)
Distribution		8	8	0	19	16	19
General insurance		9	3	200	19	(3)	N.M.
Share in net results of associates		6	1	N.M.	6	1	N.M.

Operating earnings before tax		93	108	(14)	177	207	(14)

Gains/(losses) on investments		(129)	(16)	N.M.	(178)	122	N.M.
Impairment charges		(4)	4	N.M.	(21)	(1)	N.M.
Other income/(charges)		0	31	N.M.	0	31	N.M.

Income before tax		(40)	127	N.M.	(22)	359	N.M.
Income tax		45	76	41	46	35	(31)

Net income		5	203	(98)	24	394	(94)

Net underlying earnings		92	87	6	184	149	23
Net operating earnings		75	80	(6)	145	154	(6)

Commissions and expenses		299	279	7	609	573	6
of which operating expenses		207	193	7	426	393	8

Local knowledge. Global power.	Page 14 of 35

THE NETHERLANDS - SALES

EUR millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
New life sales
Life single premiums		443	239	85	888	618	44
Life recurring premiums annualized		24	29	(17)	50	53	(6)

Total recurring plus 1/10 single		68	53	28	139	115	21

Life		23	24	(4)	54	48	13
Pensions		45	29	55	85	67	27

Total recurring plus 1/10 single		68	53	28	139	115	21

New premium production accident and health insurance		3	4	(25)	9	11	(18)
New premium production general insurance		7	7	0	15	14	7

Gross deposits (on and off balance) by line of business
Saving deposits		688	728	(5)	1,336	1,297	3
Pensions and asset management		80	158	(49)	127	268	(53)

Total gross deposits		768	886	(13)	1,463	1,565	(7)

Net deposits (on and off balance) by line of business
Saving deposits		114	180	(37)	42	115	(63)
Pensions and asset management		68	(5)	N.M.	104	(1,082)	N.M.

Total net deposits		182	175	4	146	(967)	N.M.

REVENUE GENERATING INVESTMENTS
		At June 30 2008	At Mar. 31 2008%
Revenue generating investments (total)	7	64,814	64,965	(0)
Investments general account		31,977	31,460	2
Investments for account of policyholders		20,032	20,649	(3)
Off balance sheet investments third parties		12,805	12,856	(0)

Local knowledge. Global power.	Page 15 of 35

United Kingdom

o	Underlying earnings decline on lower financial markets and higher expenses

o	Strong sales growth across most lines of business

o	Record value of new business, driven by higher margins and volumes

Overview

Underlying earnings before tax declined 21% in the second quarter of 2008, due primarily to the impact of lower bond and equity markets on fund-related charges in the pension business and higher expenses, due to growth of and investment in the business. Sales were up 10%, the result of strong growth across most lines of business, with the exception of individual pensions. The value of new business rose by 31% in local currency, supported by higher margins and volumes.

Underlying earnings before tax

o	Earnings from Life & Protection came in at GBP 11 million. Results were lower than last year due to favorable mortality in 2007 and an increase in commissions and expenses in 2008. Both the annuity and individual protection business continue to experience strong underlying growth.

o	Earnings from Pensions & Asset Management were 16% lower as a decline in asset values led to lower income from fund-related charges and an increase in commissions and expenses.

o	Lower sales and the cost of new investments resulted in a decrease in earnings from distribution activities. Like in the first quarter of this year, more difficult market conditions for investment products and concerns over the UK housing market contributed to the overall decline in sales.

Net income

Net income decreased by 59% mainly due to a favorable tax item as result of a change in the UK corporation tax rates of GBP 38 million in 2007. Lower operating earnings and impairments of GBP 9 million added to the decline in net income.

Commissions and expenses

Total commissions and expenses rose 6%. Operating expenses were higher as a result of recent business growth and investments in the asset management and distribution businesses. Higher amortization charges as a result of maturing of the portfolio also led to an increase in expenses.

Sales and deposits

Overall, new life sales were up 10%. Sales were strong across most lines of business, with the exception of individual pensions.

Annuities and protection continued their strong growth trend, a reflection of the strategy to expand into higher margin products. Growth of group pension sales is driven by both new pension schemes, including one large contract, as well as continued increases in existing schemes. Sales of individual pensions were lower following strong sales last year, a result of exceptional activity following ‘Pension A-Day’ in May 2006. Also, investment bonds showed sales growth, in particular offshore bonds. Meanwhile, recent financial market volatility led to lower sales of retail mutual funds and managed assets.

Value of new business

VNB increased 31% to GBP 51 million as a result of further improvement in margins and volumes. Much of the improvement in margins was concentrated in the Life & Protection business. In the quarter, the internal rate of return on new business rose to 13.4%.

Please refer to page 25 for more detailed information on VNB.

Revenue generating investments

At the end of June 2008, revenue generating investments totaled GBP 51 billion, in line with the level at the end of March 2008.

Local knowledge. Global power.	Page 16 of 35

UNITED KINGDOM - EARNINGS

GBP millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
Underlying earnings before tax by line of business *)
Life		11	15	(27)	19	20	(5)

Life and protection		11	15	(27)	19	20	(5)
Pensions and asset management		27	32	(16)	55	70	(21)
Distribution		0	1	N.M.	(2)	2	N.M.

Underlying earnings before tax		38	48	(21)	72	92	(22)

Gains/(losses) on investments		0	(6)	N.M.	2	(5)	N.M.
Impairment charges		(9)	0	N.M.	(9)	0	N.M.
Other income/(charges)	10	6	5	20	(35)	15	N.M.

Income before tax		35	47	(26)	30	102	(71)
Income tax attributable to policyholder return		(6)	21	N.M.	35	14	(150)

Income before income tax on shareholders return		29	68	(57)	65	116	(44)
Income tax on shareholders return		(3)	(5)	(40)	(8)	(15)	(47)

Net income		26	63	(59)	57	101	(44)

Net underlying earnings		31	68	(54)	61	105	(42)
Net operating earnings		31	68	(54)	61	105	(42)

Commissions and expenses		172	162	6	329	306	8
of which operating expenses		102	97	5	200	187	7

*)	In the UK, underlying earnings equals operating earnings.

For the amounts in euro see Financial Supplement.

Local knowledge. Global power.	Page 17 of 35

UNITED KINGDOM - SALES

GBP millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
New life sales	11
Life single premiums		1,728	1,764	(2)	3,226	3,591	(10)
Life recurring premiums annualized		166	132	26	307	246	25

Total recurring plus 1/10 single		339	308	10	630	605	4

Life		59	46	28	114	94	21
Pensions		280	262	7	516	511	1

Total recurring plus 1/10 single		339	308	10	630	605	4

Gross deposits (on and off balance) by line of business
Pensions and asset management		192	192	0	304	377	(19)

Total gross deposits		192	192	0	304	377	(19)

Net deposits (on and off balance) by line of business
Pensions and asset management		(207)	62	N.M.	(248)	118	N.M.

Total net deposits		(207)	62	N.M.	(248)	118	N.M.

REVENUE GENERATING INVESTMENTS
		At June 30	At Mar. 31
		2008	2008	%
Revenue generating investments (total)	7	50,508	50,551	(0)
Investments general account		4,406	4,233	4
Investments for account of policyholders		43,592	43,611	(0)
Off balance sheet investments third parties		2,510	2,707	(7)

For the amounts in euro see Financial Supplement.

Local knowledge. Global power.	Page 18 of 35

Other countries

o	Underlying earnings before tax declined to EUR 29 million

o	Deposits tripled to EUR 540 million, driven by retail mutual fund and variable annuity sales in Asia

o	Revenue generating investments 31% higher, driven by pensions in CEE and the inclusion of an asset management joint venture in China

Overview

Other countries reported a 19% decrease in underlying earnings before tax in the second quarter of 2008. Deposits nearly tripled as a result of the first time inclusion of AEGON’s asset management joint venture in China, strong growth of variable annuity deposits in Taiwan as well as growth of the pension business in CEE. However, continued weakness in financial markets resulted in a 20% decline in new life sales. Other countries generated less value of new business, mainly a reflection of lower sales.

Underlying earnings before tax

o	Earnings from Life & Protection decreased to EUR 7 million as a result of increased losses in Taiwan due to lower technical results, sales and investment income and growth in the Czech Republic.

o	Earnings from Individual Savings & Retirement products increased to EUR 3 million due primarily to the first time inclusion of AEGON’s asset management joint venture in China.

o	Pensions & Asset Management earnings decreased to EUR 3 million as a result of lowered government prescribed asset management fee rates to 80 bps in Hungary. Increased production led to higher costs.

o	Earnings from General insurance were unchanged as a result of a benign claims environment.

o	The share in earnings from associate companies declined due to lower contributions from France.

Net income

Net income for Other countries increased 11% as a result of lower taxes and higher gains on investments, only partly offset by a decline in underlying earnings.

Commissions and expenses

Commissions and expenses increased by 27%, a result mainly of higher expenses. Expenses increased as a result of a growing in-force, investments in new ventures and the inclusion of a number of newly acquired companies. Commissions remained at the same level, reflecting a change in business mix.

Sales and deposits

In CEE, regular premium sales increased strongly as a result of the successful development of broker networks in Slovakia and the Czech Republic and steady growth in Poland. However, this was more than offset by the decline in single premium sales in Poland because of weakness in the equity markets. Overall, new life sales in CEE declined to EUR 27 million.

In Asia, new life sales in Taiwan decreased to EUR 16 million as a result of lower equity markets and the ongoing shift in sales from traditional to unit-linked products. Unit-linked products accounted for 81% of new life sales for Taiwan in the second quarter of 2008. Variable annuity deposits showed significant growth amounting to EUR 47 million. In China, new life sales increased to EUR 4 million as a result of strong single premium unit-linked sales in the bank channel. Sales increases in China stem primarily from recent efforts to expand AEGON’s distribution network in the country and the introduction of new products.

In Spain, new life sales increased strongly to EUR 19 million mainly as a result of higher sales within AEGON’s joint ventures with savings banks. The partnership with CAM, which is not consolidated in AEGON’s accounts, saw a decrease in new life sales to EUR 13 million. CAM is currently in the process of implementing a new sales strategy to grow sales going forward.

Individual Savings & Retirement deposits increased strongly to EUR 387 million primarily as a result of the first time inclusion of AEGON’s asset management joint venture in China and higher variable annuity deposits in Taiwan.

Sales of mortgages in Hungary continued to grow with a total of EUR 29 million provided.

Pensions & Asset Management deposits increased slightly to EUR 153 million. Continued strong pension

Local knowledge. Global power.	Page 19 of 35

deposits in CEE were partly offset by lower deposits in the asset management business.

General insurance new premium production rose strongly to EUR 9 million as a result of continued successful sales of motor insurance and home insurance in Hungary.

Value of new business

VNB from Other countries decreased to EUR 38 million primarily as a result of lower sales. In Asia, the decrease in VNB was due largely to lower production and a change in product mix in Taiwan. In CEE, VNB was down 10% as sales of single premium unit-linked policies in Poland continued to be adversely affected by weak equity markets. In Spain, VNB decreased mainly due to lower sales from CAM. Asia accounted for 24% of VNB from Other countries, CEE for 47% and France and Spain for the remaining 29%. Other countries accounted for 18% of AEGON’s total VNB. By 2010, AEGON strives for Other countries’ contribution to VNB to reach between 30% and 35%.

The internal rate of return in Asia rose as a result of product re-pricing and changes in product mix. The small reduction in the internal rate of return in CEE is a reflection of lower rates of return on the Czech and Slovakian businesses. In Spain, AEGON’s bank distribution partnerships continued to deliver high rates of return.

Please refer to page 25 for more detailed VNB information.

Revenue generating investments

Revenue generating investments increased 31% compared with the end of March as a result of the first time inclusion of an asset management joint venture in China and pension funds in CEE.

Local knowledge. Global power.	Page 20 of 35

OTHER COUNTRIES - EARNINGS

EUR millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
Underlying earnings before tax by line of business *)
Life		6	10	(40)	23	18	28
Accident and health		1	1	0	3	2	50

Life and protection		7	11	(36)	26	20	30
Variable annuities		(2)	0	N.M.	(1)	0	N.M.
Saving products		1	(1)	N.M.	1	(1)	N.M.
Retail mutual funds		4	1	N.M.	5	1	N.M.

Individual savings and retirement products		3	0	N.M.	5	0	N.M.
Pensions and asset management		3	5	(40)	6	9	(33)
General insurance		11	12	(8)	18	20	(10)
Share in net results of associates		5	8	(38)	13	16	(19)

Underlying earnings before tax		29	36	(19)	68	65	5

Gains/(losses) on investments		5	3	67	5	5	0
Impairment charges		0	0	0	(1)	0	N.M.

Income before tax		34	39	(13)	72	70	3
Income tax		(14)	(21)	(33)	(24)	(35)	(31)

Net income		20	18	11	48	35	37

Net underlying earnings		17	16	6	44	31	42
Net operating earnings		17	16	6	44	31	42

Commissions and expenses		116	91	27	207	170	22
of which operating expenses		49	42	17	92	81	14

*)	In Other countries, underlying earnings equals operating earnings.

Local knowledge. Global power.	Page 21 of 35

OTHER COUNTRIES - SALES

EUR millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
New life sales	11
Life single premiums		121	249	(51)	293	521	(44)
Life recurring premiums annualized		55	59	(7)	94	114	(18)

Total recurring plus 1/10 single		67	84	(20)	123	166	(26)

Life		66	83	(20)	122	165	(26)
Saving products		1	1	0	1	1	0

Total recurring plus 1/10 single		67	84	(20)	123	166	(26)

New premium production accident and health insurance		1	1	0	3	3	0
New premium production general insurance		9	6	50	17	11	55

Gross deposits (on and off balance)
Variable annuities		47	1	N.M.	82	3	N.M.
Retail mutual funds		340	43	N.M.	388	61	N.M.
Pensions and asset management		153	138	11	304	264	15

Total gross deposits		540	182	197	774	328	136

Net deposits (on and off balance)
Variable annuities		43	1	N.M.	77	2	N.M.
Retail mutual funds		110	32	N.M.	116	38	N.M.
Pensions and asset management		81	85	(5)	173	187	(7)

Total net deposits		234	118	98	366	227	61

REVENUE GENERATING INVESTMENTS
		At June 30 2008	At Mar. 31 2008%
Revenue generating investments (total)	7	13,995	10,724	31
Investments general account		5,086	4,878	4
Investments for account of policyholders		2,732	2,655	3
Off balance sheet investments third parties		6,177	3,191	94

Local knowledge. Global power.	Page 22 of 35

Appendix II – Tables

NET UNDERLYING EARNINGS GEOGRAPHICALLY

EUR millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
	1
Americas		321	356	(10)	669	720	(7)
The Netherlands		92	87	6	184	149	23
United Kingdom		39	101	(61)	79	156	(49)
Other countries		17	16	6	44	31	42
Holding and other activities		(32)	(28)	(14)	(36)	(70)	49

Net underlying earnings		437	532	(18)	940	986	(5)

OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS
EUR millions

Operating earnings before tax		658	742	(11)	1,000	1,383	(28)
(Over) / under performance of fair value items - Americas		(100)	(70)	(43)	274	(97)	N.M.
(Over) / under performance of fair value items - The Netherlands		23	7	N.M.	52	(5)	N.M.
(Over) / under performance of fair value items - Holding and other activities		15	—	N.M.	(72)	—	N.M.

Underlying earnings before tax		596	679	(12)	1,254	1,281	(2)

Net underlying earnings		437	532	(18)	940	986	(5)

AMERICAS - OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS
USD millions

Over / (under) performance of fair value items by line of business
Life and protection		22	26	(15)	(8)	29	N.M.
Individual savings and retirement products		29	11	164	(231)	26	N.M.
Pensions and asset management		4	6	(33)	(3)	8	N.M.
Institutional products		80	30	167	(164)	45	N.M.
Life reinsurance		6	21	(71)	(13)	21	N.M.

Total over / (under) performance of fair value items		141	94	50	(419)	129	N.M.

Total over / (under) performance of fair value items in EUR		100	70	43	(274)	97	N.M.

NETHERLANDS - OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS
EUR millions

Over / (under) performance of fair value items by line of business
Pensions and asset management		(23)	(7)	N.M.	(52)	5	N.M.

Total over / (under) performance of fair value items		(23)	(7)	N.M.	(52)	5	N.M.

EXPLANATION

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these assets classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The change in AEGON’s credit spread resulted in a loss of EUR 15 mln in Q2 2008 on the fair value movement on these bonds.

Local knowledge. Global power.	Page 23 of 35

SALES

EUR millions	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
New life sales	729	802	(9)	1,415	1,627	(13)
Gross deposits (on and off balance)	9,131	9,902	(8)	17,767	22,878	(22)

New life sales
Life single premiums	2,880	3,298	(13)	5,637	7,173	(21)
Life recurring premiums annualized	441	472	(7)	851	910	(6)

Total recurring plus 1/10 single	729	802	(9)	1,415	1,627	(13)

Life	280	307	(9)	564	615	(8)
Saving products	1	1	0	1	1	0
Pensions	398	416	(4)	750	825	(9)
BOLI/COLI	4	12	(67)	13	58	(78)
Life reinsurance	46	66	(30)	87	128	(32)

Total recurring plus 1/10 single	729	802	(9)	1,415	1,627	(13)

New premium production accident and health insurance	141	160	(12)	307	336	(9)
New premium production general insurance	16	13	23	32	25	28

Gross deposits (on and off balance)
Fixed annuities	875	156	N.M.	1,181	349	N.M.
Variable annuities	717	741	(3)	1,402	1,424	(2)
Saving products	688	728	(5)	1,336	1,297	3
Retail mutual funds	908	554	64	1,472	1,138	29
Pensions and asset management	2,461	2,924	(16)	5,644	6,085	(7)
Institutional guaranteed products	3,481	4,799	(27)	6,730	12,585	(47)
Life reinsurance	1	0	N.M.	2	0	N.M.

Total gross deposits	9,131	9,902	(8)	17,767	22,878	(22)

Net deposits (on and off balance) by line of business
Fixed annuities	(24)	(1,334)	98	(819)	(2,650)	69
Variable annuities	(102)	(141)	28	(254)	(316)	20
Saving deposits	114	180	(37)	42	115	(63)
Retail mutual funds	416	198	110	587	390	51
Pensions and asset management	180	1,020	(82)	1,350	756	79
Institutional guaranteed products	401	(605)	N.M.	(794)	1,341	(159)
Life reinsurance	(14)	0	N.M.	(29)	0	N.M.

Total net deposits	971	(682)	N.M.	83	(364)	N.M.

EMPLOYEE NUMBERS
	At At June 30 2008	At At Dec. 31 2007
Number of employees	31,558	30,414

Local knowledge. Global power.	Page 24 of 35

VALUE OF NEW BUSINESS AND IRR

			VNB EUR	VNB EUR		VNB EUR	VNB EUR
EUR millions, after tax	Notes		Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
Americas			100	99	1	179	212	(16)
The Netherlands			11	15	(27)	22	30	(27)
United Kingdom			64	58	10	117	116	1
Asia			9	22	(59)	14	34	(59)
Central and Eastern Europe			18	20	(10)	41	33	24
Other European Countries			11	21	(48)	25	42	(40)
Total			212	235	(10)	398	467	(15)

			IRR %	IRR%
Americas			12.4	12.7
The Netherlands			10.4	11.5
United Kingdom			13.4	12.8
Asia			24.9	13.4
Central and Eastern Europe			47.7	49.6
Other European Countries			49.0	47.5
Total			18.0	19.0

MODELED NEW BUSINESS, APE AND DEPOSITS
			Premium business APE			Premium business APE
EUR millions	Notes		Q2 2008	Q2 2007		Ytd 2008	Ytd 2007
	12
Americas			268	307		562	642
The Netherlands			97	56		171	123
United Kingdom			424	431		802	877
Asia			20	39		37	74
Central and Eastern Europe			29	30		53	57
Other European Countries			58	58		117	122
Total			895	922		1,743	1,896

			Deposit business Deposits			Deposit business Deposits
Americas			6,627	8,086		12,624	18,894
Asia			7	1		14	1
Central and Eastern Europe			12	8		29	11
Other European Countries			3	3		8	7
Total			6,649	8,098		12,676	18,913

VNB/PVNBP SUMMARY
		Premium business				Premium business
		VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB	PVNBP	VNB/ PVNBP	VNB/ APE
EUR millions	Notes	Q2 2008%			%	Ytd 2008%			%
	13
Americas		48	1,395	3.4	18.0	97	2,833	3.4	17.2
The Netherlands		11	833	1.3	10.8	22	1,458	1.5	13.1
United Kingdom		64	2,840	2.3	15.1	117	5,413	2.2	14.5
Asia		8	119	6.7	40.1	13	218	5.8	33.9
Central and Eastern Europe		13	175	7.6	46.5	25	341	7.4	47.3
Other European Countries		11	442	2.5	19.3	25	984	2.6	21.4
Total		155	5,804	2.7	17.3	299	11,247	2.7	17.1

		Deposit business				Deposit business
		VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits	VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits
	13
Americas		52	7,461	0.7	0.8	82	14,289	0.6	0.6
Asia		1	61	1.2	9.5	1	112	1.2	9.7
Central and Eastern Europe		4	119	3.7	35.6	16	520	3.1	54.6
Other European Countries		0	3	3.6	3.6	0	8	3.2	3.2
Total		57	7,645	0.7	0.9	100	14,929	0.7	0.8

Local knowledge. Global power.	Page 25 of 35

Notes:

1)

2007 Q1 information has been adjusted to reflect the retrospective application of the change in accounting principles relating to guarantees in the Netherlands and, where applicable, the change in definition of operating earnings to include AEGON’s share in the net results of associates and a new line of business format. These changes were implemented in Q2 2007.

2)

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships and convertible bonds. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The change in AEGON’s credit spread resulted in a loss of EUR 15 million in Q2 2008 on the fair value movement on these bonds. Underlying earnings exclude this amount.

3)	Net income refers to net income attributable to equity holders of AEGON N.V.
4)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
5)	Deposits on and off balance sheet.
6)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
7)	As of 2008, Real estate for own use (both general account and for account of policyholders) has been reclassified from revenue generating investments to other assets.
8)	Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate.
9)	All ratios exclude AEGON’s revaluation reserve.
10)	Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax.

There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

11)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

12)	APE = recurring premium + 1/10 single premium.
13)	PVNBP: Present Value New Business Premium.

Local knowledge. Global power.	Page 26 of 35

Appendix III - Financial information

CONDENSED CONSOLIDATED BALANCE SHEETS

EUR millions					At June 30 2008	At Dec. 31 2007%
Investments general account					126,613	132,861	(5)
Investments for account of policyholders					125,460	142,384	(12)
Investments in associates					510	472	8
Deferred expenses and rebates					11,384	11,488	(1)
Other assets and receivables					19,516	18,484	6
Cash and cash equivalents					12,413	8,431	47

Total assets					295,896	314,120	(6)

Shareholders’ equity					11,621	15,151	(23)
Other equity instruments					4,805	4,795	0
Minority interest					16	16	0

Group equity					16,442	19,962	(18)

Insurance contracts general account					86,011	88,496	(3)
Insurance contracts for account of policyholders					68,854	78,394	(12)
Investment contracts general account					33,720	36,089	(7)
Investment contracts for account of policyholders					56,713	63,756	(11)
Other liabilities					34,156	27,423	25

Total equity and liabilities					295,896	314,120	(6)

CAPITAL BASE

Group equity					16,442	19,962	(18)
Trust pass-through securities					124	143	(13)
Subordinated borrowings					34	34	0
Senior debt related to insurance activities					887	1,255	(29)

Total capital base					17,487	21,394	(18)

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
	1
Premium income		5,592	6,297	(11)	11,907	13,649	(13)
Investment income		2,436	2,614	(7)	4,858	5,176	(6)
Fee and commission income		424	478	(11)	858	937	(8)
Other revenues		2	3	(33)	3	5	(40)

Total revenues		8,454	9,392	(10)	17,626	19,767	(11)
Income from reinsurance ceded		414	403	3	749	841	(11)
Results from financial transactions		(2,308)	2,501	(192)	(11,208)	3,980	N.M.
Other income		0	212	N.M.	0	212	N.M.

Total income		6,560	12,508	(48)	7,167	24,800	(71)

Benefits and expenses		6,016	11,523	(48)	6,286	22,781	(72)
Impairment charges		101	17	N.M.	135	15	N.M.
Interest charges and related fees		111	110	1	206	207	(0)
Other charges		0	181	N.M.	0	181	N.M.

Total charges		6,228	11,831	(47)	6,627	23,184	(71)

Share in net results of associates		11	10	10	20	17	18

Income before tax		343	687	(50)	560	1,633	(66)
Income tax		(67)	(32)	109	(131)	(271)	(52)

Net income attributable to equity holders of AEGON N.V.		276	655	(58)	429	1,362	(69)

Net income per common share
Basic earnings per share		0.08	0.34	(76)	0.15	0.76	(80)
Dilluted earnings per share		0.08	0.34	(76)	0.15	0.76	(80)

Local knowledge. Global power.	Page 27 of 35

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

EUR millions	Notes	At June 30 2008	At June 30 2007	At Dec. 31 2007
	1
Shareholders’ equity at January 1		15,151	18,605	18,605
Net income		429	1,362	2,551
Movements in foreign currency translations reserve		(948)	(254)	(1,445)
Movements in revaluation reserves		(2,443)	(1,364)	(2,164)
Total recognized net income for the period		(2,962)	(256)	(1,058)

Dividends paid on ordinary shares		(290)	(355)	(583)
Preferred dividend		(112)	(85)	(85)
Repurchased and sold own shares		(75)	(282)	(1,438)
Coupons on perpetuals (net of tax)		(91)	(83)	(175)
Other changes		0	(120)	(115)
Shareholders’ equity at end of period		11,621	17,424	15,151

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

EUR millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
	1
Cash flow from operating activities		3,164	(443)	N.M.	4,779	2,268	111

Cash flow from investing activities
Purchase and disposal of intangible assets		(3)	(2)	(50)	(4)	(3)	(33)
Purchase and disposal of equipment and other assets		115	(11)	N.M.	104	(19)	N.M.
Purchase, disposal and dividends of subsidiaries and associates		(171)	(1,467)	88	(177)	(1,723)	90

		(59)	(1,480)	96	(77)	(1,745)	96

Cash flow from financing activities
Issuance and purchase of share capital		(2)	(168)	99	(75)	(282)	73
Dividends paid		(402)	(440)	9	(402)	(440)	9
Issuance, repayment and coupons of perpetuals		(61)	(56)	(9)	(123)	(111)	(11)
Issuance, repayment and finance interest on borrowings		(631)	1,212	N.M.	179	1,320	(86)

		(1,096)	548	N.M.	(421)	487	N.M.

Net increase/ (decrease) in cash and cash equivalents		2,009	(1,375)	N.M.	4,281	1,010	N.M.

Local knowledge. Global power.	Page 28 of 35

AMOUNTS PER COMMON SHARE

	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
	1
Net income in EUR	2	0.08	0.34	(76)	0.15	0.76	(80)
Net income fully diluted in EUR	2	0.08	0.34	(76)	0.15	0.76	(80)

Net income in USD		0.13	0.46	(72)	0.23	1.01	(77)
Net income fully diluted in USD		0.13	0.46	(72)	0.23	1.01	(77)

Net operating earnings in EUR	2	0.22	0.28	(21)	0.37	0.56	(34)
Net operating earnings fully diluted in EUR	2	0.22	0.28	(21)	0.37	0.56	(34)

Net operating earnings in USD		0.35	0.37	(5)	0.57	0.74	(23)
Net operating earnings fully diluted in USD		0.35	0.37	(5)	0.57	0.74	(23)

		At At June 30 2008	At At Dec. 31 2007
Shareholders’ equity in EUR	3	6.30	8.69	(28)
Shareholders’ equity in USD	3	9.93	12.79	(22)

NET INCOME PER COMMON SHARE CALCULATION

EUR millions (except per share data)	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
	1
Net income		276	655	(58)	429	1,362	(69)
Preferred dividend		(112)	(85)	(32)	(112)	(85)	(32)
Coupons on perpetuals		(45)	(42)	(7)	(91)	(83)	(10)

Net income attributable to ordinary shareholders		119	528	(77)	226	1,194	(81)

Weighted average number of common shares outstanding		1,499	1,580	(5)	1,499	1,580	(5)
Net income per share		0.08	0.34	(76)	0.15	0.76	(80)

Quarterly net income per common share

first quarter		0.07	0.42	(83)	0.07	0.42	(83)
second quarter		0.08	0.34	(76)	0.15	0.76	(80)
third quarter			0.31			1.07
fourth quarter			0.40			1.47

Local knowledge. Global power.	Page 29 of 35

SEGMENT REPORTING

EUR millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
	1
Operating earnings before tax geographically
Americas		541	574	(6)	645	1,079	(40)
The Netherlands		93	108	(14)	177	207	(14)
United Kingdom		48	71	(32)	93	137	(32)
Other countries		29	36	(19)	68	65	5
Holding and other activities		(55)	(48)	15	9	(104)	N.M.
Eliminations		2	1	100	8	(1)	N.M.

Total operating earnings before tax		658	742	(11)	1,000	1,383	(28)

Revenues geographically
Americas		3,142	3,787	(17)	6,483	7,792	(17)
The Netherlands		1,415	1,303	9	3,783	3,521	7
United Kingdom		3,277	3,571	(8)	6,191	7,075	(12)
Other countries		599	714	(16)	1,132	1,345	(16)
Holding and other activities		53	58	(9)	113	111	2
Eliminations		(32)	(41)	22	(76)	(77)	1

Total revenues		8,454	9,392	(10)	17,626	19,767	(11)

Revenues
Life insurance gross premiums		4,968	5,630	(12)	10,541	12,196	(14)
Accident and health insurance		457	517	(12)	1,026	1,132	(9)
General insurance		167	150	11	340	321	6

Total gross premiums		5,592	6,297	(11)	11,907	13,649	(13)
Investment income		2,436	2,614	(7)	4,858	5,176	(6)
Fee and commission income		424	478	(11)	858	937	(8)
Other revenues		2	3	(33)	3	5	(40)

Total revenues		8,454	9,392	(10)	17,626	19,767	(11)

Local knowledge. Global power.	Page 30 of 35

INVESTMENTS GEOGRAPHICALLY

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At June 30, 2008	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,100	50	Shares	1,332	1,777	64	198	84	3,455
96,474	4,351	Bonds	61,199	18,336	5,491	4,139	21	89,186
19,297	5	Loans	12,241	9,681	6	657	0	22,585
13,633	0	Other financial assets	8,648	88	0	92	0	8,828
731	0	Investments in real estate	464	2,095	0	0	0	2,559
132,235	4,406	Investments general account	83,884	31,977	5,561	5,086	105	126,613
0	21,341	Shares	0	8,840	26,935	223	(16)	35,982
0	12,301	Bonds	0	10,112	15,525	323	0	25,960
75,183	2,874	Separate accounts and investment funds	47,693	0	3,628	2,056	0	53,377
0	5,648	Other financial assets	0	1,080	7,129	130	0	8,339
0	1,428	Investments in real estate	0	0	1,802	0	0	1,802
75,183	43,592	Investments for account of policyholders	47,693	20,032	55,019	2,732	(16)	125,460

207,418	47,998	Investments on balance sheet	131,577	52,009	60,580	7,818	89	252,073
110,310	2,510	Off balance sheet investments third parties	69,976	12,805	3,169	6,177	0	92,127
317,728	50,508	Total revenue generating investments *)	201,553	64,814	63,749	13,995	89	344,200
		Investments
103,187	4,318	Available-for-sale	65,457	19,020	5,450	2,250	109	92,286
19,297	5	Loans	12,241	9,681	6	657	0	22,585
0	0	Held-to-maturity	0	0	0	2,120	0	2,120
84,203	42,247	Financial assets at fair value through profit or loss	53,415	21,213	53,322	2,791	(20)	130,721
731	1,428	Investments in real estate	464	2,095	1,802	0	0	4,361

207,418	47,998	Total investments on balance sheet	131,577	52,009	60,580	7,818	89	252,073

INVESTMENTS GEOGRAPHICALLY

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2007	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,386	48	Shares	1,621	1,997	66	181	70	3,935
98,834	4,104	Bonds	67,138	18,225	5,595	3,951	22	94,931
19,813	5	Loans	13,459	8,517	7	571	0	22,554
12,890	0	Other financial assets	8,756	66	0	98	0	8,920
755	0	Investments in real estate	513	2,008	0	0	0	2,521
134,678	4,157	Investments general account	91,487	30,813	5,668	4,801	92	132,861
0	23,291	Shares	0	9,736	31,757	212	(24)	41,681
0	13,360	Bonds	0	10,628	18,216	248	0	29,092
81,663	2,820	Separate accounts and investment funds	55,474	0	3,845	2,165	0	61,484
0	4,785	Other financial assets	0	990	6,525	104	0	7,619
0	1,839	Investments in real estate	0	0	2,508	0	0	2,508
81,663	46,095	Investments for account of policyholders	55,474	21,354	62,851	2,729	(24)	142,384

216,341	50,252	Investments on balance sheet	146,961	52,167	68,519	7,530	68	275,245
109,658	2,863	Off balance sheet investments third parties	74,491	13,476	3,903	3,355	0	95,225
325,999	53,115	Total revenue generating investments *)	221,452	65,643	72,422	10,885	68	370,470
		Investments
104,391	4,080	Available-for-sale	70,913	19,163	5,563	2,310	98	98,047
19,813	5	Loans	13,459	8,517	7	571	0	22,554
0	0	Held-to-maturity	0	0	0	1,876	0	1,876
91,382	44,328	Financial assets at fair value through profit or loss	62,076	22,479	60,441	2,773	(30)	147,739
755	1,839	Investments in real estate	513	2,008	2,508	0	0	5,029

216,341	50,252	Total investments on balance sheet	146,961	52,167	68,519	7,530	68	275,245

*)	As of 2008, Real estate for own use (both general account and for account of policyholders) has been reclassified from revenue generating investments to other assets. The comparative 2007 information has been adjusted accordingly.

Local knowledge. Global power.	Page 31 of 35

ASSETS AND CAPITAL GEOGRAPHICALLY

				amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR
		At June 30, 2008
237,765	53,669	Assets business units	150,828	64,291	67,738	9,772	292,629
		Other assets					3,267
		Total assets on balance sheet					295,896

16,475	1,932	Capital in units	10,451	2,575	2,438	1,611	17,075

		Total capital base					17,487
		Other net liabilities					(412)
		Total					17,075

		At December 31, 2007
243,946	55,495	Assets business units	165,713	62,009	75,668	9,205	312,595
		Other assets					1,525
		Total assets on balance sheet					314,120

19,056	2,166	Capital in units	12,945	3,079	2,954	1,413	20,391

		Total capital base					21,394
		Other net liabilities					(1,003)
		Total					20,391

RECONCILIATION NON-GAAP MEASURES TO INCOME BEFORE TAX

EUR millions	Notes	Q2 2008	Q2 2007%		Ytd 2008	Ytd 2007%
	1
Net operating earnings		490	570	(14)	757	1,054	(28)
Income tax on operating earnings		168	172	(2)	243	329	(26)
Operating earnings before tax		658	742	(11)	1,000	1,383	(28)
Net gains and losses on investments		(226)	(90)	(151)	(265)	193	N.M.
Other income		0	212	N.M.	0	212	N.M.
Impairment charges		(98)	(4)	N.M.	(130)	3	N.M.
Other charges		0	(181)	N.M.	0	(181)	N.M.
Policyholder tax		9	8	13	(45)	23	N.M.

Income before tax		343	687	(50)	560	1,633	(66)

Currencies

Income statement items: average rate 1 EUR = USD 1.5309 (2007: USD 1.3289).

Income statement items: average rate 1 EUR = GBP 0.7763 (2007: GBP 0.6734).

Balance sheet items: closing rate 1 EUR = USD 1.5764 (2007: USD1.3505; year-end 2007: USD 1.4721).

Balance sheet items: closing rate 1 EUR = GBP 0.7923 (2007: GBP 0.6740; year-end 2007: GBP 0.7334).

Notes:

1)

As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates. These changes were implemented in Q2 2007.

2)	After deduction of preferred dividend and coupons on perpetuals.
3)

Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2007: EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,510 million (at Dec. 31, 2007: 1,500 million).

Local knowledge. Global power.	Page 32 of 35

Other explanatory notes

The interim condensed consolidated financial statements included in Appendix III have been prepared in accordance with IAS 34 “Interim financial reporting”. It does not include all of the information required for full financial statements and should therefore be read together with the 2007 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report over 2007.

As of January 1, 2008, AEGON reclassified, on the face of its balance sheet, the real estate for own use from Investments general account and Investments for account of policyholders to Other assets and receivables. In addition AEGON reclassified cash flows from real estate held for own use as cash flows from operating activities to investing activities, to the extent that they relate to real estate that is occupied by AEGON’s own employees. The comparative 2007 information has been adjusted accordingly. This change reduced Investments general account by EUR 330 million and Investments for account of policyholder by EUR 141 million with an offsetting increase in Other assets and receivables of EUR 471 million.

All other accounting policies and methods of computation applied in the interim financial statements are the same as those applied in the 2007 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union and to IFRS as issued by the International Accounting Standards Board.

The published figures in these interim financial statements are unaudited.

Condensed consolidated income statement

The result from financial transactions in the first half of 2008 amounts to a loss of EUR 11,208 million compared to a gain of EUR 3,980 million in the first half of 2007. This decrease primarily reflects losses on investments for account of policyholders. These losses are offset by a decrease in the benefits and expenses line which went down from an amount of EUR 22,781 million in the first half of 2007 to EUR 6,286 million in the first half of 2008.

Included in results from financial transactions is a EUR 72 million gain resulting from the fair value movement of bonds held by holdings at fair value through profit or loss in the first half of 2008. The interest rate risk on these bonds is hedged using swaps.

Capital and funding

The capital management section, provided on pages 6 & 7, includes information on issuances, repurchases and repayments of debt and equity securities effectuated in this interim reporting period.

Business combinations

On February 26, 2008 AEGON has entered into an agreement to acquire 100% of Ankara Emeklilik Anonim Sirketi (Ankara Emeklilik), a Turkish life insurance and pension provider, from Polis Bakim ve Yardim Sandigi. The transaction was subject to regulatory approval in Turkey, and was closed in early July. Ankara Emeklilik has a well-established presence in the Turkish life insurance and private pension market, with over 54,000 pension fund members and approximately EUR 35 million in assets under management (Source: Pension Monitoring Center - February 18, 2008). Ankara Emeklilik sells its products and services through a variety of different channels and has an agreement in place to distribute through a nationwide network of 236 branches belonging to Sekerbank.

On April 21, 2008 AEGON and China’s Industrial Securities have completed the establishment of their asset management joint venture following the recent final approval by the regulatory authorities. Under the agreement, AEGON has acquired a 49% interest in Industrial Fund Management Company (IFMC), a Chinese mutual fund manager with approximately EUR 3 billion assets under management as of March 31, 2008. Industrial Securities, one of China’s leading securities companies, will retain the remaining 51% of IFMC. The initial agreement was announced on May 28, 2007. The joint venture will be renamed AEGON Industrial Fund Management Company. Both shareholders will be equally represented in the Board of Directors. The current management team led by CEO Yang Dong will continue to lead AEGON Industrial FMC with the objective of becoming one of the top players in the Chinese fund management market. Over the past two years, assets under management have increased from EUR 600 million to EUR 3 billion.

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On June 30, 2008 AEGON completed the 100% purchase of the registered capital of UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, both Hungarian entities, from UNIQA Insurance Company. The agreement was signed on February 21, 2008 and it was subject to regulatory approval, which was subsequently received. Following the acquisition, assets under management increased by approximately EUR 300 million (Source: Hungarian Financial Supervisory Authority (HFSA) 3Q 2007 figures).

On June 30, 2008 AEGON Hungary Pension Fund merged with ‘Uniqa and Public Service Pension Fund’. As a result of the merger, AEGON is the second largest pension fund provider in Hungary.

On June 30, 2008 AEGON completed the planned merger of its pension fund management company PTE AEGON with BRE Bank’s PTE Skarbiec-Emerytura. As part of the merger agreement, AEGON acquired BRE Bank’s shareholding in the newly combined pension fund management company. The merger, agreed in June last year, will strengthen AEGON’s position both in the Polish pension market and in the Central and Eastern European region as a whole. With the merger, AEGON has become Poland’s fifth largest pension fund manager, with a market share of approximately 6%. The combined fund has some 800,000 members and more than EUR 1.8 billion in assets under management.

Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2007 consolidated financial statements of AEGON.

Events after the balance sheet date

On July 10, 2008 AEGON finalized the acquisition of the Turkish life insurance and pension provider Ankara Emeklilik. The agreement was announced in February 2008 and was subject to regulatory approval.

On July 21, 2008 AEGON announced that it completed an innovative securitization transaction to improve capital efficiency and optimize the capital structure as part of the Group’s new strategy. This transaction adds around EUR 315 million (GBP 250 million) of core capital, thus enhancing the financial flexibility of the Group. Also, the transaction improves the return on capital deployed in the United Kingdom.

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About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ more than 31,500 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

Media relations	Press conference
Phone: + 31 (0)70 – 344 8344	9:00 am CET
E-mail: gcc-ir@aegon.com	Audio webcast on www.aegon.com

Investor relations	Analyst & investor meeting
Phone: + 31 (0)70 – 344 8305 or +1 877 548 9668 – toll free USA only	5:00 pm CET
E-mail: ir@aegon.com	Audio webcast on www.aegon.com
Call-in numbers:
Financial supplement	USA +1 480 629 1990
AEGON’s Q2 2008 Financial supplement is available on www.aegon.com	UK +44 208 515 2301
NL +31 20 796 5332

Website www.aegon.com

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: net operating earnings, operating earnings before tax, net underlying earnings, underlying earnings before tax and value of new business. The reconciliation of net operating earnings and operating earnings before tax to the most comparable IFRS measures is provided on page 32. A reconciliation of (net) underlying earnings to operating earnings before tax is provided on page 23. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

o	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

o	The frequency and severity of insured loss events;

o	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

o	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

o	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

o	Acts of God, acts of terrorism, acts of war and pandemics;

o	Changes in the policies of central banks and/or governments;

o	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

o	Customer responsiveness to both new products and distribution channels;

o	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

o	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

o	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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